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                                                                    Exhibit 99.6


CNBC - TV 18

INTERVIEW WITH VIVEK PAUL - VICE CHAIRMAN AND SURESH SENAPATY, CFO IN THE FIRST HALF.

SECOND HALF WITH RAMAN ROY, CHAIRMAN, WIPRO SPECTRAMIND AND SUDIP BANERJEE, PRESIDENT, ENTERPRISE SOLUTIONS, WIPRO TECHNOLOGIES,

CORRESPONDENT: Let us first go across and do what you all want to hear. Now that is the Wipro top management on the numbers that they just came out with. First up, we have got Vivek Paul, Vice Chairman of Wipro, and Chief Financial Officer, Suresh Senapaty joining us and Raman Roy, Chairman of Wipro Spectramind, will also be joining the team out there. Vivek and Suresh good morning and good to talk to you again.

VIVEK: Thanks, good to be here.

SURESH: Good morning.

CORRESPONDENT: Good morning. There is tremendous confusion on the numbers because the wires have reported one set and we have got another set. I think what we have got is right, but if you could just start by giving us a basic numbers of how much you have done on Global IT in million dollars in this quarter, how much Spectramind has done in million dollars in this quarter?

SURESH: Yeah. Global IT services totally including Wipro Spectramind, which is the IT Enabled Services, is about $195 million.

CORRESPONDENT: And compared to that you are giving a guidance of $210 million for the next quarter.

SURESH: That is right.

CORRESPONDENT: Right, and could you give us a breakup of Global IT services and Spectramind, the two separately.

SURESH: Right. Global IT services on the standalone basis if you look at is at $175 million. Nervewire, which was the acquisition we consummated in May 2003, is about $2.5 million, and Wipro Spectramind, the IT Enabled Services is about $17.1 million. Earlier we used to give those numbers separately. After three quarters now it is part of the integrated Wipro Technologies and therefore from this last quarter onwards, it will be a combined number. With respect to Wipro Nervewire, it is an acquisition done in the recent past, so we will have that numbers separately available for the next three quarters.

CORRESPONDENT: Okay. Vivek, let me just ask you one question upfront on MBT, there have been so much rumors, are you acquiring MBT or you talking to MBT at all.

VIVEK: You know we cannot really comment on rumors, so I am afraid I cannot say anything on that.
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CORRESPONDENT: Okay. Ashok.

ASHOK: Okay Vivek. I am going to start off by asking you if you are going to make any other acquisitions like Hughes Software out there or are you looking at any acquisitions at all.

VIVEK: Well, certainly we constantly look at acquisitions because we have already demonstrated an appetite and an ability to be able to handle those acquisitions, so the good news is we constantly look at acquisitions, but you know we do not announce them or do not discuss them until we are ready either in the yes or no category.

CORRESPONDENT: Vivek let us get into your outlook. You know of course your numbers are below analysts' expectations, may be by a notch, but they are. Walk us now through the outlook for Wipro. If you could break it up into pricing, volumes, and margins?

VIVEK: Sure. If you look at the quarter that went, I think I would characterize it as a steady quarter. It was pretty much in line with everything we said. We saw 6% sequential growth in volumes and again this was the sixth straight quarter of about 6% to 6.5% sequential growth. So I think that we saw the volume growth that we talked about. We did see the pricing pressure that we also talked about. We had prices come down both onsite and offshore in the 1% to 2% range and I think we will continue to see that. We did not have any effect of rupee appreciation this quarter, so I think that kind of helped us sustain a little bit of our margins, and we did have utilization improvement. So all in all what we had was, we had some sales, general, and administrative cost going up as the result of investments we have made, offset by utilization, and we saw some margin weakening. So what do we see going forward? I think that we continue to see volume traction, as I said earlier we have seen six straight quarters, and I think we should continue to expect to see that and that is reflected in the guidance we have given. In addition, as far as the margins are concerned, I think on pricing, we are beginning to see pressure easing, both in terms of existing accounts and in terms of new accounts. Once again this quarter, our new account revenue for offshore, for example, had a higher price point than the overall average. So I think that we continue to see the pricing situation beginning to get a little bit better. In addition, what we are seeing is that we are now going to be taking a hard track at the SG&A cost as a way for us to continue to be able to offset whatever price declines we have to be able to sustain our margins. The rupee appreciation frankly it is a wild card, we are not quite sure exactly which way it is going to play out, and our outlook on margins really is that we should be able to offset price reductions by operational improvements, so that net-net margin should strengthen from here excluding the impact of the rupee appreciation.

CORRESPONDENT: Suresh if you could just take us through some of the details on the margins front, what have been the actual movements in this quarter? If you could just give us some hard numbers on the rupee appreciation, how that has affected your margins and pricing decline, the numbers, and how they might affect your margins in this quarter.
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SURESH: Right. You know, if you look at overall from a sequential perspective from 24.6%, the margin last quarter or Q1 was about 22.2%. There is an overall drop of about 2.4% and this is because of about 1.5% where we had IP sales and product sales, which is the benefit we had got in the last quarter. It is not there from an incremental perspective, and that is an impact of 1.5% adversely. We had about 1.6% reduction in the realization from the customer, which is a function of what you say rate negotiations or a function of over run in the fixed-priced projects. The combination of all these factors is about 1.6%, but partly a utilization improvement of about 3-percentage point, which means the operating margin on that account was up by 1.4%, and a combined factor of SG&A has gone up by 0.4%, has negated it. So net-net we had about 2.4% reduction in the operating margin from last quarter that is Q4 to Q1.

CORRESPONDENT: Vivek, if you could just split your guidance up for us a little bit. You have done $195 million IT services plus Spectramind in this one you are saying, $210 million in the next one. Could you break it up for next quarter for us for Global IT and Spectramind, so we have a sense of the kind of growth you are looking at sequentially for the two individual businesses?

VIVEK: We are not going to be breaking up these guidances going forward, which is why we are going to lock them together. What I can say is that it is pretty fair to assume a consistent growth rate; I do not think that you should expect either a substantial ramp up or ramp down on the IT side or on the BPO side relative to what we have seen historically. So, I think you can pretty much extrapolate from that. Though if you look at the business process outsourcing business, I did not share those numbers, we did see a 19% sequential growth. So I think that clearly business process outsourcing is a growth driver for Wipro.

CORRESPONDENT: Vivek, I am just going to walk you through two or three concerns in the market and if you could just answer or tell us how you are dealing with it. Number 1, of course, you have got a couple of high profile departures, the market is not too sure what your AMS profitability is and when finally you are going come out of your Nervewire consolidation. Tell us what you are doing on these three issues and how that would impact your margins.

VIVEK: First of all, I am not quite sure what high profile departures you are talking about.

CORRESPONDENT: Go ahead Vivek, I will read them out to you, but tell us about the other two, AMS and Nervewire.

VIVEK. Sure, I think the good news about AMS is that it has swung to profitability this quarter. We had a P&L impact in the first quarter in terms of the retention bonuses, but now it has swung to profitability. We also saw very good sequential growth in this business and so both the volume line and the profit line look good. Part of the sequential growth that we saw in volume was linked to our ability to cross sell, for us to be able to sell offshore development centers to their accounts and for them to be able to sell consulting services into our accounts. So, all in all, we feel pretty good about the AMS acquisition.
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If you look at Nervewire, we are two months into the game. So it is a little early to tell. The first couple of months have not met up to our expectations. We were expecting a higher volume, but as a result of some client uncertainty as a result of the acquisition, we saw a couple of the projects getting deferred. Our expectation is that we should be able to bring this back on track. Given the fact that we have now acquired a very strong consulting base, be able to carry that into out existing customer base.

SURESH: But Ashok we will have Sudip Banerjee in the next session who is our President of the Enterprise Solution. The Utility Practice, which is with acquisition of AMS reports to him. He will take you through a little more detail about this.

CORRESPONDENT: Vivek, in giving out that guidance that you have, what kind of volume growth assumptions have you made versus pricing decline. If you could just share that with us?

VIVEK: Once again we have not given any specific numbers. All I can say is that as we look at the guidance and relating back to what I mentioned earlier, we do see some pricing stability relative to the past. I would say that relative to the past, probably there would be a lower impact than we have seen over the past two quarters on pricing.

CORRESPONDENT: Vivek, let me just come back to what I had mentioned, in fact I do not have the list in front of me, if this is not correct you can excuse us. But in the last six months Steve Zucker and Chris Corrado, and D. A. Prasanna. But more importantly without getting into names there, the more important issue is most of your other peers are facing losing people to some of the global companies that are coming into India. Are you facing similar pressures and what are you doing in terms of retaining these people? Are you increasing their salaries? What does that do to your margins?

VIVEK: Well, let me address both. These are individual ones. Clearly we regret having lost the good people who worked with us. But the beauty about Wipro's management strength is that we were able to make up pretty quickly. So I think the business impact has not been that significant. In the bulk notion, in other words losing lots and lots of people to MNCs or to our global competitors coming to India. We are very sensitive to that. Our attrition rates have gone up. Though they are still manageable at 10.5% for the quarter, they have gone up. And we continue to do all the right things that we need to maintain attrition, we make sure that our people are happy, working on projects that they enjoy, we have been treating them fairly in terms of compensation, and really I think, all in all, the biggest keeper of people is the excitement that we build in Wipro that this company can be a truly global player.

CORRESPONDENT: Right, Suresh let me ask you one final question before we say goodbye to you. You said margins are down to 22.2%. Looking at the rupee, looking at the pricing pressure that Vivek has outlined, are you confident that by the end of the year you will be able to maintain margin, the operating level above 20%?

SURESH: Like we said we have never guided on the particular percentage in this way, but like Vivek said about what we expect in the near term, other than for the rupee
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factor which one that does not have any control, we will be able to see sustainability of this particular margin.

CORRESPONDENT: So, margins will be stable for the rest of the year?

SURESH: But for the rupee change.

CORRESPONDENT: Okay, thanks Suresh for joining in; of course, Vivek will stay on with us, and Raman Roy will be joining him on the other side of the stage. Stay tuned. We have just about began on the Wipro Boardroom, we will be back in just a minute with many more questions for Vivek Paul Vice Chairman and Raman Roy who is Chairman of Wipro Spectramind. Sudip will also be joining us, but that is right after this break, stay tuned.

Welcome back, you are watching the Wipro Boardroom live on CNBC-TV 18 and we are in conversation now with Raman Roy who is the Chairman of Wipro Spectramind and we have got Sudip Banerjee also joining in from the Wipro's top brass; I am not exactly sure about his designation, but I am sure Sudip will tell us that. Raman, Sudip, good morning to both of you. Thanks for joining in.

RAMAN: Good morning.

SUDIP: Good morning.

CORRESPONDENT: Well Raman, let me start with you. You have done about $17.1 million in Spectramind in this quarter that is slightly ahead of the expectations that you had held out in the previous quarter; give us a price-volume equation and how this quarter has been from the BPO prospective.

RAMAN: We have had a great quarter. We managed to maintain the price for what we had for last quarter and we have managed 19% growth in this quarter.

CORRESPONDENT: Well, Vivek just told us that you are de-linking the guidance separately and you will be clubbing it with IT services division, what are we to make of it, are you going to keep on posting sequential growth or you do not have that kind of visibility going forward?

RAMAN: Touch wood we will continue to post sequential growth, but what is of importance is to understand why we are clubbing it together. More and more of our customers are getting services from both what is today seen as Wipro Technologies and Wipro Spectramind, and the packaged offering going forward are increasing in a very significant manner and therefore in terms of what we tell the market place, it also makes sense for us to be able to club it together. At this point of time, more than 80% of the pipeline of Wipro Spectramind is existing Wipro Technologies customers; also 33% of the customer base that Wipro Spectramind is servicing is existing Wipro Technologies customers. So, it makes a lot of sense for us to look at it holistically the way the customers are looking at it, so that we present the same viewpoint to all the communities that look at us as Wipro Corporation.
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CORRESPONDENT: Good morning Raman. Let me just get a question in on three issues related to your BPO operations; No. 1, if you can walk us through the quality of clients you are dealing with in terms of the fact that the kind of jobs you are doing, how are you managing your logistics in terms of the number of people you need to leave on the bench because that pretty much decides your pricing, and what exactly is happening on the pricing front and I mean pure absolute pricing from a customer to you?

RAMAN: First part of the question, how are we dealing with the bench? With the growth that we are having, we do not have that kind of a bench because we are really short of people on the shop floor as against what is needed, so we can absorb a lot more. But simultaneously given that hunger that we have for the people on the shop floor, given the fact that there is business sitting there with the customers that we can leverage immediately, we are creating a bigger pipeline of training and therefore we have larger number of people that we hire and put them through training, and typically training for our kind of business can last anywhere from 4 weeks to up to 20-25 weeks. Of course, some of the customers pay for training, especially where it is that larger period. So, it generates revenue for us, but the real revenue of production happens only post training.

CORRESPONDENT: Okay, Raman, let me get Sudip in at this point in time. Sudip, if you could just give us some more clarity on Nervewire. You have done about, for this period, 11 Crores of revenue and booked a loss of about Rs. 10 Crores, how much longer do you see Nervewire dipping Wipro's margins, and when does it get back into the black?

SUDIP: Well, it will come back in a very short time. It is difficult to say whether it will come back in one quarter or two quarters, but we are on track, we have put the right management team in place, and we think that we will be doing customer acquisitions, which will be giving us the additional revenue going forward quarter to quarter. So, we have put in the right strategies, the right people have come on board, and I think we will very soon see the results of this.

On the AMS front though, we have already integrated the company and there, we have got fairly substantial results in the quarter that has just gone by. We have had sequential growth in the consulting practice, which has been significantly higher than what our own expectation was. We have retained all the people we have had, have had client additions in both segments - in the existing business as well as in the consulting business.

CORRESPONDENT: Sudip, when you bought AMS and when you bought Nervewire, the general explanation we got from Wipro was that you are going to leverage these front end consulting firms to really get back in business, may be the numbers for these standalone firms does not show the story, but tell us what impact has it had for business on Wipro, if you can quantify that impact from both Nervewire and AMS?

SUDIP: Well, Nervewire is very new, but let me talk about AMS. AMS is now six months into our fold. We have had the first quarter where we integrated the company, we got
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all our consultants on board, we made the combined value propositions to our existing as well as the clients that came in from the acquisition, and in the last quarter we have substantially added on new clients. We have got a utility in the US, major utility, where we have got offshore work, we have got large petroleum clients, where we have got offshore work as well as consulting work. Amongst our own existing customers before the acquisitions, we have been able to provide consulting services. Overall the standalone part of the AMS has made profits that should be in higher than our expectation in the quarter which has just gone by.

CORRESPONDENT: Sudip, would you like to add something like MBT to the fold?

SUDIP: No, unfortunately not.

CORRESPONDENT: Okay. Raman, Sudip, we will have to leave it there today, as I am completely out of time. Thanks very much for joining in.

RAMAN: Thank you, thanks for having us.

CORRESPONDENT: Thanks. Well, that is the Wipro top brass talking to us. They would not say anything on MBT. Numbers are there for all of you to see. For those who have joined in late, $195 million is what they have done in Global IT and Spectramind put together in this quarter and they are guiding $210 million from next quarter. That in essence sums up their performance and the guidance, on the bottom line it is slightly lower than what the street was expecting.